FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of May, 2009,

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
West Wing, Building C, Tianyin Mansion
No. 2C Fuxingmennan Street
Xicheng District
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement on issue of medium-term notes by Huaneng Power International, Inc. (the “Registrant”), made by the Registrant on May 15, 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By  /s/ Gu Biquan

Name: Gu Biquan

Title:   Company Secretary

Date:    May 15, 2009

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)
OVERSEAS REGULATORY ANNOUNCEMENT
ISSUE OF MEDIUM-TERM NOTES
This announcement is made by Huaneng Power International, Inc. (the “Company”) pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As resolved at the fourth 2008 extraordinary general meeting of the Company held on 23 December 2008, the Company has been given a mandate to issue within the PRC medium-term notes of a principal amount not exceeding RMB10 billion (in either one or multiple tranches) within 12 months from the date on which the shareholders’ approval was obtained.

The Company has completed the issue of the first tranche of the Company’s medium-term notes for 2009 on 14 May 2009 (the “Notes”). The Notes were issued and placed through book-building in the market among banks. The total issuing amount was RMB4 billion with a maturity period of 5 years whereas the unit face value is RMB100 and the interest rate is 3.72%.

China Construction Bank Limited and Bank of China Limited act as the lead underwriter to form the underwriting syndicate for the Notes, which will be placed through book-building and issued in the market among banks. The proceeds from the Notes will be used to meet the needs of part of the Company’s construction-in-progress projects, and to settle part of the bank loans so as to reduce its finance costs and improve its debt structure.

The relevant documents in respect of the Notes are posted on www.chinamoney.com.cn and www.chinabond.com.cn

The Notes do not constitute any transaction under Chapter 14 and Chapter 14A of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

By order of the Board Gu Biquan Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi
 (Executive Director)
 Huang Long
 (Non-executive Director)
 Wu Dawei
 (Non-executive Director)
 Huang Jian
 (Non-executive Director)
 Liu Guoyue
 (Executive Director)
 Fan Xiaxia
 (Executive Director)
 Shan Qunying
 (Non-executive Director)
 Xu Zujian
 (Non-executive Director)
 Huang Mingyuan
 (Non-executive Director)
 Liu Shuyuan
 (Non-executive Director)

Liu Jipeng
 (Independent Non-executive Director)
 Yu Ning
 (Independent Non-executive Director)
 Shao Shiwei
 (Independent Non-executive Director)
 Zheng Jianchao
 (Independent Non-executive Director)
 Wu Liansheng
 (Independent Non-executive Director)

Beijing, the PRC
 15 May 2009

1